EX-99.B(o)invmcp

WADDELL & REED INVESTED PORTFOLIOS, INC.
MULTIPLE CLASS PLAN PURSUANT TO RULE 18f-3

         This Multiple Class Plan ("Plan") pursuant to Rule 18f-3 under the Investment Company Act of 1940, as amended ("1940 Act"), sets forth the multiple class structure for each Portfolio ("Portfolio") comprising the Waddell & Reed InvestEd Portfolios, Inc. ("Fund"). The Fund's initial multiple class structure was approved by the Board of Directors of the Fund on August 22, 2001, and adopted pursuant to Rule 18f-3 of the Investment Company Act of 1940. This Plan describes the classes of shares of stock of the Fund -- Class A shares, Class B shares and Class C shares -- that are offered to the public on or after the effectiveness of the Fund's registration statement.

General Description of the Classes:

         Class A Shares. Class A shares will be sold to the general public subject to an initial sales charge. The maximum sales charge is 5.75% of the amount invested and declines to 0% based on discounts for volume purchases. The initial sales charge is waived for certain eligible purchasers.

         Class A shares also will be subject to a distribution and/or service fee charged pursuant to a Distribution and Service Plan adopted pursuant to Rule 12b-1 under the 1940 Act ("Rule 12b-1") that provides for a maximum fee of 0.25% of the average annual net assets of the Class A shares of the Fund.

         Class B Shares. Class B shares will be sold subject to a contingent deferred sales charge, which will be imposed on the lesser of amount invested or redemption value. The maximum contingent deferred sales charge will be 5.0% and will decline 1% per year after the first year after investment to 0% after seven years, as follows: in the first year, the contingent deferred sales charge will be 5%; in the second year, 4%; in the third and fourth years, 3%; in the fifth year, 2%; in the sixth year, 1%; and in the seventh year, 0%. A year is a 12-month period. Solely for purposes of determining the number of months or years from the time of any payment for the purchase of shares, all payments during a month are totaled and deemed to have been made on the first day of the month. The contingent deferred sales charge will be waived for certain eligible purchasers. Class B shares will also be subject to distribution and service fees charged pursuant to a Distribution and Service Plan adopted pursuant to Rule 12b-1 that provides for a maximum service fee of 0.25% and a maximum distribution fee of 0.75% of the average annual net assets of the Class B shares of the Fund. Class B shares convert automatically into Class A shares eight years after the month in which the shares were purchased.

         Class C Shares. Class C shares will be sold without an initial sales charge and will be subject to a contingent deferred sales charge of 1% if the shares are redeemed within twelve months after purchase. The contingent deferred sales charge will be waived for certain eligible purchasers. Class C shares will be subject to distribution and service fees charged pursuant to a Distribution and Service Plan adopted pursuant to Rule 12b-1 that provides for a maximum service fee of 0.25% and a maximum distribution fee of 0.75% of the average annual net assets of the Class C shares of the Fund.

Expense Allocations of Each Class:

         Each Class A, B and C will pay the same shareholder servicing fee. As indicated above, Class A shares differ from Class B and Class C shares with respect to 12b-1 fees.

         Each Class may also pay a different amount of the following other expenses:

         (a)    stationary, printing, postage and delivery expenses related to preparing and distributing materials such as shareholder reports, prospectuses, and proxy statements to current shareholders of a specific Class of shares;

         (b)    Blue Sky registration fees incurred by a specific Class of shares;

         (c)    SEC registration fees incurred by a specific Class of shares;

         (d)    expenses of administrative personnel and services required to support the shareholders of a specific Class of shares;

         (e)    Directors' fees or expenses incurred as a result of issues relating to a specific Class of shares;

         (f)    accounting expenses relating solely to a specific Class of shares;

         (g)    auditors' fees, litigation expenses, and legal fees and expenses relating to a specific Class of shares; and

         (h)    expenses incurred in connection with shareholders meetings as a result of issues relating to a specific Class of shares.

         These expenses may, but are not required to, be directly attributed and charged to a particular Class. The shareholder servicing fees and other expenses listed above that are attributed and charged to a particular Class are borne on a pro rata basis by the outstanding shares of that Class.

         Certain expenses that may be attributable to each Portfolio, but not a particular Class, are allocated based on the relative daily net assets of that Portfolio.

Exchange Privileges:

         Class A shares of each Portfolio may be exchanged for Class A shares of another Portfolio in the Waddell & Reed InvestEd Portfolios, Inc., or Class A shares of any fund in the Waddell & Reed Advisors Funds or Ivy Funds Family.

         Class B shares of each Portfolio may be exchanged for Class B shares of another Portfolio in the Waddell & Reed InvestEd Portfolios, Inc., or Class B shares of any fund in the Waddell & Reed Advisors Funds or Ivy Funds Family.

         Class C shares of each Portfolio may be exchanged for Class C shares of another Portfolio in the Waddell & Reed InvestEd Portfolios, Inc., or Class C shares of any fund in the Waddell & Reed Advisors Funds or Ivy Funds Family.

         These exchange privileges may be modified or terminated by the Fund, and exchanges may only be made into funds that are legally registered for sale in the investor's state of residence.

Additional Information:

         This Plan is qualified by and subject to the terms of the then current prospectus for the applicable Class after the Implementation Date; provided, however, that none of the terms set forth in any such prospectus shall be inconsistent with the terms of the Classes contained in this Plan. The prospectus for each Class contains additional information about that Class and the Fund's multiple class structure.

Adopted August 22, 2001

Revised May 21, 2003.